

December 9, 2009

Via U.S. Mail and Fax (918) 237-4002

Mr. Alex G. Stallings
Chief Financial Officer
Blueknight Energy Partners, L.P.
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136

> Re: **Blueknight Energy Partners, L.P.**
> **Formerly known as Semgroup Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed July 2, 2009**
> **Supplemental Response Letter**
> **Filed October 20, 2009**
> **File No. 1-33503**

Dear Mr. Stallings:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2008 and related filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Elements of Compensation, page 86

1. We note your response to our prior comment 3. To the extent targets were not used, clearly indicate in your disclosure that the compensation committee examines the quantitative factors entirely in its discretion, retroactively, and without predetermined targets or formulas. Explain the process the compensation committee used in determining the quantitative factors and how a retrospective examination of quantitative factors in your prior 10-K is in line with your disclosed purpose of awarding bonus awards "for achieving financial and operational goals" if the goals are established retrospectively. In the alternative, please disclose the targets the compensation committee used in its determination of the discretionary bonus awards for the named executive officers, including "target EBITDA during the third and fourth quarters of 2008, [and] actual and

projected results for the third and fourth quarters of 2008." Please provide the disclosure you will use in future filings for our examination. We may have further comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Doug Brown at (202) 551-3265 or Mike Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director